EXHIBIT 12.1

Encore Capital Group, Inc.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(in thousands)

	For the year ended December 31,
	2004	2005	2006	2007	2008
Earnings:
Net income (loss) before income taxes	$38,846	$51,083	$36,910	$18,729	$23,546
Add:
Fixed charges	35,708	34,475	36,213	35,636	21,708

Total earnings and fixed charges	$74,554	$85,558	$73,123	$54,365	$45,254

Fixed Charges:
Interest expense	$35,330	$32,717	$31,032	$29,760	$15,629
Amortized debt discount and loan cost	—	1,143	4,278	4,744	4,943
Estimated interest portion of rental expense	378	615	903	1,132	1,136

Total fixed charges	$35,708	$34,475	$36,213	$35,636	$21,708

Ratio of Earnings to Fixed Charges(1)	2.09	2.48	2.02	1.53	2.08

(1)

The ratio of earnings to fixed charges is computed by dividing earnings before taxes plus fixed charges by fixed charges. Fixed charges means the sum of the following: (i) interest expense (including interest expense from capital leases), (ii) amortized premiums, discounts and capitalized expenses related to indebtedness, and (iii) the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under operating leases.